September 3, 2025

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

       Re: Thoughtful Media Group Inc.
           Amendment No. 12 to Registration Statement on Form S-1
           Filed August 19, 2025
           File No. 333-281589
Dear Kriangkrai Chaimongkol:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 12 to Registration Statement on Form S-1 filed August 19, 2025 Capitalization, page 34

1. You disclose in the table 75,000 shares are authorized for preferred stock and
       110,000,000 shares are authorized for common stock. Disclosure elsewhere in the filing, e.g., pages F-24 and F-51, states 10,000,000 shares and 100,000,000 shares are authorized, respectively. Additionally, on page 86 under "General" you disclose
       100,000,000 shares are authorized for common stock but do not disclose the number of shares authorized for preferred stock. Please revise and conform your disclosures for consistency as appropriate throughout the filing, including the shareholders' equity section of each balance sheet presented.
 September 3, 2025
Page 2

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Equity, page F-32

2. In the section of the table that rolls forward March 2025 to June 2025, you present a line item for "Notes issued during the period" in the amount of $2,699,820 in the additional paid in capital column. It appears this amount is associated with the conversion of the notes into common stock. If true, please describe the line item accordingly, or advise.
Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-33

3. It appears you should disclose the conversion of the convertible notes into common stock in the interim period ended June 30, 2025 in a section for noncash investing and financing activities pursuant to ASC 230-10-50-3 and 4. Please revise as appropriate.
General

4. We note your disclosure at page 23 regarding the July 23, 2025 judicial order requiring "that Society Pass place 3,000,000 common shares of the Company in escrow pending further order of the court." Please acknowledge this order and placement of the shares in escrow earlier in the filing, such as where your relationship with Society Pass is discussed in the prospectus summary and where you disclose the number of outstanding common stock. Where appropriate, please elaborate on any material risks associated with the shares being placed in escrow and, to the extent known, potential outcomes of the litigation and associated risks. For example, disclosure at page 84 suggests that the shares could be transferred to the plaintiff.
       Please contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Ted Paraskevas, Esq.